                                                                 File No. 69-351




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2



                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To be filed annually prior to March 1



                               DUKE POWER COMPANY



hereby files (on behalf of itself and all of the members of its consolidated group as described herein) with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         Duke Power Company (the "Claimant"), a North Carolina corporation, is engaged in the generation, transmission, distribution and sale of electric energy in the central portion of North Carolina and the western portion of South Carolina. Its service area, approximately two-thirds of which is located in North Carolina, covers about 20,000 square miles with an estimated population of 5,100,000 and includes a number of cities, of which the largest are Charlotte, Greensboro, Winston-Salem and Durham in North Carolina and Greenville and Spartanburg in South Carolina. During the year ended December 31, 1996, the Claimant's electric revenues amounted to approximately $4.4 billion, of which about 70% was derived from North Carolina and 30% from South Carolina. The Claimant is also engaged in a variety of diversified operations, most of which are organized in separate subsidiaries. The subsidiaries and diversified activities of the Claimant are organized into the Associated Enterprises Group. The Claimant's executive offices are located in the Power Building, 422 South Church Street, Charlotte, North Carolina 28242. (Reference is made to Form 10-K Annual Report of the Claimant for the year ended December 31, 1996, to be incorporated herein by reference for additional information concerning the business of Claimant.)

         The Claimant has the following active direct subsidiaries, all of which are wholly owned:
         1. Nantahala Power and Light Company ("NP&L"), a North Carolina corporation, is engaged in the business of generating, transmitting and distributing electric power in western North Carolina.
         2. Church Street Capital Corp. ("Church Street"), a Delaware corporation, serves as a parent company and provides equity funding and credit enhancement services for the non-electric operating subsidiaries in the Claimant's system.
         The Claimant has the following inactive subsidiaries, all of which are wholly owned:

         1.       Eastover Mining Company, a Kentucky corporation
         2.       Eastover Land Company, a Kentucky corporation
         3. Catawba Mfg. & Electric Power Company, a North Carolina corporation
         4.       Western Carolina Power Company, a North Carolina corporation
         5.       Caldwell Power Company, a North Carolina corporation
         6.       Southern Power Company, a North Carolina corporation
         7.       Greenville Gas & Electric Light & Power Company, a
                  South Carolina corporation
         8.       Wateree Power Company, a South Carolina corporation

         9.       Western Fuel, Inc., a Wyoming corporation

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         At December 31, 1996, the Claimant operated three nuclear generating stations, eight coal-fired stations and twenty hydroelectric stations, all of which are located in North Carolina or South Carolina.

         The following is a list of the major generating stations owned by the Claimant at December 31, 1996:


             Facility                    Energy Source                          Net MW
                Oconee                         Nuclear                           2,538
                McGuire                        Nuclear                           2,258
                Catawba                        Nuclear                             282(1)

                Belews Creek                   Coal                              2,240
                Marshall                       Coal                              2,090
                Allen                          Coal                              1,140
                Cliffside                      Coal                                760
                Others                         Coal                              1,469

                Bad Creek                      Hydroelectric                     1,065
                Jocassee                       Hydroelectric                       610
                Others                         Hydroelectric                     1,010

                Combustion                     Oil and gas                       1,784
                  turbines

        -------------------
          1 Represents the Claimant's 12-1/2 percent ownership share of the Catawba Nuclear Station.

         The Claimant has completed the construction of a combustion turbine facility in Lincoln County, North Carolina, to provide capacity at periods of peak demand. The station consists of 16 combustion turbines with a total generating capacity of 1,200 megawatts. During 1995, twelve units of the Lincoln Combustion Turbine Station began commercial operation. The last four units began commercial operation in the first quarter of 1996. The facility is designed to operate on either natural gas or oil.
         In addition to the electric generating plants described above, the Claimant owned, as of December 31, 1996, approximately 8,300 conductor miles of transmission lines, including 600 conductor miles of 500 kilovolts, 1,400 conductor miles of 220 kilovolts, 3,400 conductor miles of 100 kilovolts, and 2,900 conductor miles of 13 - 66 kilovolts.
         The Claimant also owned, as of December 31, 1996, approximately 74,100 conductor miles of distribution lines, including 47,200 conductor miles of rural overhead lines, 14,700 conductor miles of urban overhead lines, 6,900 conductor miles of rural underground lines and 5,300 conductor miles of urban underground lines.
         As of such date, the Claimant's transmission and distribution systems comprised approximately 1,600 substations with an installed transformer capacity of approximately 85,200,000 kVA.
         NP&L's generation facilities consist of eleven hydroelectric plants with an aggregate nameplate capacity of approximately 100 MW. Duke Power supplies all of NP&L's supplemental power needs from Duke Power's Tuckaseegee Substation near NP&L's Thorpe Plant. NP&L also has an interconnection of 161 kV with the Tennessee Valley Authority ("TVA") at Santeetlah, North Carolina. The transmission backbone of the NP&L system is a 161 kV line from Duke Power's Tuckaseegee Substation to the interconnection with TVA at Santeetlah, with Nantahala substations at Robbinsville,

Nantahala Plant, Oak Grove, Webster and Thorpe Plant. At these substations, voltage is stepped down and sent over lower voltage lines to customers.
         Reference is made to the map attached hereto as Exhibit D for the locations of principal generating plants, transmission lines, and distribution facilities of the Claimant and NP&L. Such map is incorporated herein by reference.

         3. The following information for the last calendar year with respect to the claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         Number of kwh. of electric energy sold (at retail or wholesale):

                     Company                      Kwh.

                     Claimant                  70,133,551,000(1)     (retail)
                                                6,774,912,000(2)    (wholesale)

                     NP&L                         931,990,000(3)    (retail)
                                                  474,943,000(4)   (wholesale)
--------------
            1   Excludes (56,506,000) Kwh for change in electric service
                rendered but not yet billed to customers.
            2   Excludes 9,868,780,000 Kwh received by the other joint owners of the Catawba Nuclear Station, which represents delivery of the other joint owners' energy entitlements. These deliveries are not reflected as sales by the Claimant. Includes sales to NP&L of 724,000,000 Kwh.
            3   Excludes 66,851,000 Kwh rendered but not yet billed to
                customers.
            4   Includes sales to Claimant of 298,005,000 Kwh.

           Gas Sales (at retail)

                     Company                            Mcf.

                     Claimant                           None
                     NP&L                               None

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                     Company                            Kwh.

                     Claimant                           21,422,397,000
                     NP&L                               None

                     Company                            Mcf.

                     Claimant                           None
                     NP&L                               None


         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                     Company                            Kwh.

                     Claimant                           2,877,514,000(1)
                     NP&L                                  90,893,000(2)

                     Company                            Mcf.

                     Claimant                           None
                     NP&L                               None
 ------------------
            1 Excludes 1,302,215,000 Kwh delivered to the other joint owners of the Catawba Nuclear Station outside North Carolina associated with the McGuire reliability exchange agreement.
            2 Kwh bought from Claimant and sold to TVA, which is organized outside North Carolina. However, sales are made at interconnection points inside North Carolina.

         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                     Company                            Kwh.

                     Claimant                           2,467,513,000(1)
                     NP&L                                 298,005,000(2)

                     Company                            Mcf.

                     Claimant                           None
                     NP&L                               None
------------------
              1 Excludes 1,321,224,000 Kwh delivered from the other joint owners of the Catawba Nuclear Station outside North Carolina associated with the McGuire reliability exchange agreement.
              2 This amount reflects purchases from TVA, which is organized outside North Carolina. However, such purchases are made at interconnection points inside North Carolina. All Kwh purchased from TVA were sold to Claimant.


         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         The Claimant owns indirect equity interests in three foreign utility companies that directly own electric facilities in Argentina, and one foreign utility company that directly owns electric facilities in Indonesia. Such electric facilities are described below:

(1)      Central Termica Guemes S.A. ("Guemes")

         Location of                 Ruta 34 KM 1135
         Facility:                   (4430) GRAL.M.M. de Guemes
                                            Salta, Argentina

         Business                    Adolfo Alsina 633, Fifth Floor
         Address:                    1384 Buenos Aires
                                     Republic of Argentina

         Guemes owns the Guemes Power Station, which is comprised of three gas fired units, two of which have a nameplate capacity of 60 MW each and one of which has a nameplate capacity of 125 MW.
         Guemes sells electric energy and capacity in the "Wholesale Electric Market" which has been established by statute in Argentina under the jurisdiction of the Argentine Secretariat of Energy and the National Regulatory Entity of Electricity. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

(2)      Compania de Transporte de Energia
         Electrica en Alta Tension
         Transener S.A. ("Transener")

         Location of                 Paseo Colon 728
         Facility:                   Buenos Aires,  Argentina

         Business                    Av. de Mayo, 645 First Floor
         Address:                    Buenos Aires
                                     Republic of Argentina

         Transener holds an exclusive 95-year concession for the transmission of high tension electric energy in Argentina. The transmission facilities that Transener owns consist of 6,867 kilometers of 500 kV transmission lines, 284 kilometers of 220 kV transmission lines and 27 transforming substations.

 (3)     Hidroelectrica Piedra del Aguila S.A.
         ("Piedra del Aguila")

         Location of                 (8314) VILLA Piedra del Aguila
         Facility:                   Neuquen,  Argentina

         Business                    Av. de Mayo, 645 First Floor
         Address:                    Buenos Aires
                                     Republic of Argentina

         Piedra del Aguila holds an exclusive 30-year concession for the generation of hydroelectric energy from the facility located at Piedra del Aguila in the Provinces of Neuquen and Rio Negro in Argentina. The facility consists of four 350 MW units. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

(4)      P.T. Puncakjaya Power ("PJP")
         Location of                 Irian Jaya region
         Facility:                   of eastern Indonesia

         Business                    Plaza 89, 5th Floor
         Address:                    J1. H.R. Rasuna Said Kav. X-7 No. 6
                                     Jakarta 12940, Indonesia

         PJP owns certain facilities consisting of power generation and power delivery assets located in Irian Jaya, Indonesia. Such facilities provide electric power to a large mining and milling operation and its surrounding infrastructure. The generation assets include eight separate power generation facilities consisting of an aggregate of 66 diesel-fueled generating units (ranging from .32 MW to 4.7 MW), and one hydroelectric generating facility consisting of two hydroelectric generating units (approximately 3.15 MW each). The power plants have a combined adjusted nameplate capacity of approximately 194 MW.
         The facilities also include the following transmission assets: a 5 kilometer 115 kV ring bus which interconnects certain of the power production plants, a 15 kilometer 20 kV transmission line which joins two portions of the facilities and a 10 kilometer 13 kV transmission line which joins other portions of the facilities.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Set forth below, under the names of the facilities described in Section 4(a) above, are the system companies holding interests therein and the relationship of such companies to the Claimant. Each of the companies listed below is a foreign utility company. The interests in foreign utility companies described in Section 4(a) are all directly or indirectly held by Duke Energy Group, Inc., a Delaware corporation ("DEG"), which is a wholly owned subsidiary of Church Street. Church Street is a direct subsidiary of the Claimant. Reference is made to the organizational charts in Exhibits C-1 through C-4.

(1) Guemes Facility

         Central Termica Guemes S.A.
         Duke Guemes, Inc.
         Powerco S.A.
         Powerco Services S.A.
         Duke Guemes Operating Corp.

         Duke Guemes, Inc., a Delaware corporation ("Duke Guemes"), is a wholly owned direct subsidiary of DEG. Duke Guemes in turn owns a 25% equity interest in Powerco S.A., an Argentine corporation headquartered in Buenos Aires ("Powerco"). Powerco owns a 60% equity interest in Guemes. This ownership results in Duke Guemes owning a 15% indirect equity interest in Guemes. Duke Guemes also owns 51% of Powerco Services S.A., an Argentine corporation ("Powerco Services"), which provides operating expertise to the Guemes facility, and is the operator of the Guemes station presently qualified by the Argentine government. Duke Guemes owns 100% of the outstanding voting stock of Duke Guemes Operating Corp., a Delaware corporation ("DGOC"), which assists Powerco Services in operating the Guemes Power Station.

 (2)     Transener Facilities

         Compania de Transporte de Energia
           Electrica en Alta Tension
           Transener S.A.
         Duke Transener, Inc.
         Compania Inversora en Transmision
           de Electrica Citelec S.A. ("Citelec")
         Duke Transener Operating Corp.

         Duke Transener, Inc., a Delaware corporation ("Duke Transener"), is a wholly owned direct subsidiary of DEG. Duke Transener in turn owns a 15% equity interest in Citelec, an Argentine corporation based in Buenos Aires. Citelec owns a 65% equity interest in Transener, resulting in Duke Transener holding a 9.75% indirect equity interest in Transener. Duke Transener is an operator of the Transener facilities presently qualified by the Argentine government. Duke Transener also owns 100% of the outstanding voting stock of Duke Transener Operating Corp., a Delaware corporation ("DTOC"). DTOC assists Duke Transener in operating the Transener facilities.

(3) Piedra del Aguila Facility

         Hidroelectrica Piedra del Aguila S.A.
         Duke Hidronor, Inc.
         Duke Hidronor (Caymans) Ltd.
         Hidroneuquen S.A.
         Duke Hidronor Operating Corp.

         Duke Hidronor, Inc., a Delaware corporation ("Duke Hidronor"), is a wholly owned direct subsidiary of DEG. Duke Hidronor owns 100% of Duke Hidronor (Caymans) Ltd. ("DHCL"), which in turn owns a 16.54% equity interest in Hidroneuquen S.A. ("Hidroneuquen"), an Argentine corporation. Hidroneuquen owns a 59% equity interest in Piedra del Aguila, resulting in Duke Hidronor holding a 9.76% indirect equity interest in Piedra del Aguila. Duke Hidronor also owns 100% of the outstanding voting stock of Duke Hidronor Operating Corp., a Delaware corporation ("DHOC"). In January 1996,

DHOC replaced Duke Hidronor as an operator of the Piedra del Aguila facility. Duke Hidronor continues to be a foreign utility company by virtue of the ownership interests described herein.

(4) PJP Facilities

         P.T. Puncakjaya Power
         P.T. Nusantara Power Services ("NPS")
         Duke Irian Jaya, Inc.

         Thirty percent of the outstanding voting stock of PJP is owned by Duke Irian Jaya, Inc., a Delaware corporation ("Duke Irian Jaya"), which is a wholly owned direct subsidiary of DEG. The outstanding voting stock of NPS is 40% owned by Duke Coal Project Services Pacific, Inc., a Nevada corporation ("DCPSP"). DCPSP is a wholly owned direct subsidiary of Duke Coal Project Services Group, Inc., a Delaware corporation ("DCPSG"), which is a wholly owned subsidiary of Church Street. NPS is the operator of the PJP facilities.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

 (1)     Guemes

         As of December 31, 1996, DEG had an equity investment of $14,351,000 in Duke Guemes. Duke Guemes had equity investments of $5,853,000 in Powerco and $128,000 in Powerco Services, and Powerco had an equity investment of $30,995,000 in Guemes. Also as of December 31, 1996 Duke Guemes had an outstanding loan of $2,900,000 to Powerco.

(2)      Transener

         As of December 31, 1996, DEG had an equity investment of $19,520,000 in Duke Transener. Duke Transener had an equity investment of $18,571,000 in Citelec. Citelec had an equity investment of $209,857,000 in Transener.

(3)      Piedra del Aguila

         As of December 31, 1996, DEG had an equity investment of $47,450,000 in Duke Hidronor. Duke Hidronor had an equity investment of $47,556,000 in DHCL, and DHCL had an equity investment of $46,820,000 in Hidroneuquen. Hidroneuquen had an equity investment of $270,798,000 in Piedra del Aguila. As of December 31, 1996, Duke Hidronor, along with certain other shareholders of Hidroneuquen, participated in a $30,000,000 standby credit facility for Piedra del Aguila, of which Duke Hidronor's share was $5,733,000. Church Street guaranteed Duke Hidronor's share of this facility. The credit facility had no amount outstanding at December 31, 1996.

(4)      PJP

         As of December 31, 1996, DEG had an equity investment of $17,586,000 in Duke Irian Jaya. Duke Irian Jaya had an equity investment of $16,645,000 in PJP.
         As of December 31, 1996, DCPSG had an equity investment of $171,000 in DCPSP. DCPSP had an equity investment of $290,000 in NPS.


         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         See Exhibit A-5 for capitalization and earnings of foreign utility companies.


         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         During the reporting period, the following service contracts were in effect:
         1. Powerco Services and Guemes are parties to an Operation, Maintenance and Management Services Agreement under which Powerco Services provides operation, maintenance and management services for the Guemes Facility. Guemes reimburses Powerco Services for its direct costs incurred in providing such services plus an additional 7% of non-labor direct costs. Guemes also pays Powerco Services a fixed fee of $15,000 per month (adjusted based on increases in the GNP Implicit Price Deflator), and a quarterly variable fee of 6% of Guemes's net quarterly earnings before interest, principal, taxes and depreciation.

         2. Powerco Services and Duke Guemes Operating Corp. are parties to a Technical Assistance and Staffing Agreement, whereby Duke Guemes Operating Corp. provides technical assistance and personnel necessary to allow Powerco Services to carry out its obligations under the contract described in #1 above. Powerco Services agrees to pay to Duke Guemes Operating Corp. a fixed fee of $7,650 per month (adjusted similarly as above), and a quarterly variable fee equal to 51% of the variable fee described in #1 above.

         3. Transener, DTOC and four other entities are parties to a Technical Assistance Agreement for the Operation, Maintenance and Management of the Transener

              Facilities. DTOC and the other parties provide technical assistance to Transener in connection with its operation, maintenance and management of the Transener Facilities. Transener pays to DTOC and the other parties a fee equal to five percent of Transener's annual income, distributed pro rata based upon ownership in Citelec, Transener's direct parent.

         4. Piedra del Aguila, DHOC and two other entities are parties to a Technological Assistance and Transfer of Technology Agreement whereby DHOC and the other two parties provide technical knowledge and assistance and transfers of certain technology to Piedra del Aguila for operation of the Piedra del Aguila Facility. As compensation under the Agreement, Piedra del Aguila agrees to pay DHOC and the other parties 1.5% of its annual gross income. The fee is to be distributed equally among DHOC and the other two parties providing services under the Agreement.

         5. Duke Energy Corp. ("DEC"), a subsidiary of DEG, has entered into a Services Agreement with Duke Guemes pursuant to which DEC provides to Duke Guemes administrative, financial and other services, as requested by Duke Guemes, related to the Guemes Facility. DEC is reimbursed by Duke Guemes for all reasonable costs incurred in its performance of such services. DEC has identical agreements with Duke Transener, Duke Hidronor, Duke Irian Jaya, DGOC, DTOC, DHOC and DHCL, each agreement relating to the project with which such company is associated.

         6. PJP and DEC are parties to a Project Administrative Services Agreement, under which DEC provides administrative services to PJP related to PJP's insurance, credit agreement, accounting and treasury functions. DEC receives a fee based on its cost of providing such services, at rates which may be revised from time to time.

         7. PJP and NPS are parties to an Operation, Maintenance and Services Agreement under which NPS provides operation, maintenance and management services for the PJP facilities. PJP reimburses NPS for its direct costs incurred in providing such services, spare parts, and equipment. PJP also pays NPS a fixed fee of $50,000 per month (adjusted annually based on changes in the GDP Deflator Ratio), plus an incentive fee.

         8. Duke Engineering & Services, Inc. ("DE&S"), a wholly owned subsidiary of Church Street, and Piedra del Aguila are parties to a Master Services Agreement under which DE&S has agreed to furnish certain engineering and related services which Piedra del Aguila may request from time to time. Piedra del Aguila has agreed to reimburse DE&S at agreed-upon hourly rates for labor, DE&S' commercial rates plus 10% for non-labor charges, and any additional amounts arising out of Argentine government requirements.

         9. DE&S and Guemes are parties to a Master Services Agreement under which DE&S has agreed to furnish certain engineering and related services which Guemes may request from time to time. Guemes has agreed to reimburse DE&S at agreed-upon hourly rates for labor, DE&S' actual costs for non-labor charges, some of which will be increased by 10%, and any additional amounts arising out of Argentine government requirements.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.

                                         DUKE POWER COMPANY


                                         By:     Ellen T. Ruff
                                                 Ellen T. Ruff, Secretary
                                                 and Deputy General Counsel

{CORPORATE SEAL}

ATTEST:

Robert T. Lucas III


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                            Ellen T. Ruff
                                            Secretary and Deputy General Counsel
                                            Duke Power Company  PB05E
                                            422 South Church Street
                                            Charlotte, North Carolina 28242-0001

                                                                       EXHIBIT A



         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the Claimant and its subsidiary companies as of the close of such calendar year.


Exhibit A-1 -      Consolidating Statement of Income of Duke Power Company
                   for 1996 and Consolidating Balance Sheet of Duke Power
                   Company as of December 31, 1996.

Exhibit A-2 -      Consolidated Statement of Retained Earnings of Duke
                   Power Company for 1996.

Exhibit A-3 -      Statement of Income and Retained Earnings of Nantahala
                   Power and Light Company for 1996 and Balance Sheet of
                   Nantahala Power and Light Company as of December 31, 1996.

Exhibit A-4 -      Consolidated Statements of Income and Retained Earnings
                   of Foreign Utility Companies Wholly Owned by Claimant for
                   1996 and Consolidated Balance Sheets of Foreign Utility
                   Companies Wholly Owned by Claimant as of December 31, 1996.

Exhibit A-5 -      Duke Power Company Capitalization and Earnings of
                   Foreign Utility Companies as of and for the year ended
                   December 31, 1996.

                                                                     Exhibit A-1
                                                                     Page 1 of 2

                               DUKE POWER COMPANY
                        CONSOLIDATING STATEMENT OF INCOME
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996
                             (Dollars in Thousands)
                                   (unaudited)




                                                  UNCONSOLIDATED    ASSOCIATED    ELIMINATING   CONSOLIDATED
                                                    DUKE POWER      ENTERPRISES   & ADJUSTING    DUKE POWER
                                                     COMPANY           GROUP        ENTRIES        COMPANY

REVENUES
  Electric revenues .............................   $ 4,396,873    $    67,668    $   (27,948)   $ 4,436,593
  Diversified operations ........................          --          347,526        (26,145)       321,381

     Total revenues .............................     4,396,873        415,194        (54,093)     4,757,974

OPERATING EXPENSES
  Fuel used in electric generation ..............       758,498           --             --          758,498
  Net interchange and purchased power ...........       376,616         30,057        (27,949)       378,724
  Other operation and maintenance ...............     1,252,490        261,693         (9,155)     1,505,028
  Depreciation and amortization .................       475,865         15,909            411        492,185
  General taxes .................................       251,935          9,225            176        261,336


     Total operating expenses ...................     3,115,404        316,884        (36,517)     3,395,771


OPERATING INCOME ................................     1,281,469         98,310        (17,576)     1,362,203


INTEREST EXPENSE AND OTHER INCOME
  Interest expense ..............................      (273,325)       (11,536)         1,786       (283,075)
  AFUDC and other deferred returns ..............       111,441            449              1        111,891
  Earnings of subsidiaries ......................        43,777           --          (43,777)          --
  Other, net ....................................         9,195          1,564          3,879         14,638


     Total interest expense and other income ....      (108,912)        (9,523)       (38,111)      (156,546)


INCOME BEFORE INCOME TAXES ......................     1,172,557         88,787        (55,687)     1,205,657


INCOME TAXES
  Current .......................................       464,281         43,460         (4,409)       503,332
  Deferred ......................................       (10,590)        (5,821)          --          (16,411)
  Investment tax credit - amortization of credits       (11,100)          (130)          --          (11,230)


     Total income taxes .........................       442,591         37,509         (4,409)       475,691


NET INCOME ......................................       729,966         51,278        (51,278)       729,966
Dividends on preferred and preference stock .....        44,245           --             --           44,245


EARNINGS FOR COMMON STOCK .......................   $   685,721    $    51,278    $   (51,278)   $   685,721



  Average common shares outstanding (thousands) ...............................................      203,553

  Earnings per share ..........................................................................  $      3.37

  Dividends per share .........................................................................  $      2.08

                                                                     Exhibit A-1
                                                                     Page 2 of 2

                               DUKE POWER COMPANY
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31,1996
                             (Dollars in Thousands)
                                   (unaudited)




                                                                     UNCONSOLIDATED     ASSOCIATED    ELIMINATING   CONSOLIDATED
                                                                       DUKE POWER      ENTERPRISES    & ADJUSTING    DUKE POWER
                                      ASSETS                             COMPANY          GROUP         ENTRIES        COMPANY


CURRENT ASSETS
  Cash ............................................................   $     12,439   $     23,185   $        482    $     36,106
  Short-term investments ..........................................           --           72,712           --            72,712
  Receivables (less allowance for losses:
         1996 - $7,134)............................................   $    668,537        149,849       (108,394)        709,992
  Inventory - at average cost .....................................        259,572         52,742        (10,949)        301,365
  Prepayments and other ...........................................         11,700         13,446         (1,215)         23,931

        Total current assets ......................................        952,248        311,934       (120,076)      1,144,106


INVESTMENTS AND OTHER ASSETS
  Investments in and advances to subsidiaries .....................        659,034           --         (659,034)           --
  Investments in affiliates .......................................           --          188,982           --           188,982
  Other investments, at cost or less ..............................         26,185        115,753        (27,269)        114,669
  Nuclear decommissioning trust funds .............................        362,627           --             --           362,627
  Pre-funded pension cost .........................................         80,000           --             --            80,000

        Total investments and other assets ........................      1,127,846        304,735       (686,303)        746,278


PROPERTY, PLANT AND EQUIPMENT
  Electric plant in service (at original cost)
    Production ....................................................      7,245,462         32,977           --         7,278,439
    Transmission ..................................................      1,478,887         64,801           --         1,543,688
    Distribution ..................................................      4,214,927         88,958           --         4,303,885
    Other .........................................................      1,059,968         15,019         (6,645)      1,068,342

      Electric plant in service ...................................     13,999,244        201,755         (6,645)     14,194,354
      Less accumulated depreciation and amortization ..............      5,356,838         81,660           --         5,438,498

        Electric plant in service, net ............................      8,642,406        120,095         (6,645)      8,755,856

  Nuclear fuel ....................................................        604,813           --             --           604,813
  Less accumulated amortization ...................................        363,290           --             --           363,290

    Nuclear fuel, net .............................................        241,523           --             --           241,523

  Construction work in progress (including nuclear fuel in process:
         1996 - $27,546) ..........................................        373,925         15,073              1         388,999

      Total electric plant, net ...................................      9,257,854        135,168         (6,644)      9,386,378
  Other property - at cost (less accumulated depreciation:
         1996 - $31,544) ..........................................         59,432        403,772        (37,165)        426,039

        Total property, plant and equipment, net ..................      9,317,286        538,940        (43,809)      9,812,417


DEFERRED DEBITS
  Purchased capacity costs ........................................        892,000           --             --           892,000
  Debt expense, primarily refinancing costs, being amortized
    over the terms of related debt ................................        169,842           --             --           169,842
  Regulatory asset related to income taxes ........................        488,936           --             --           488,936
  Regulatory asset related to DOE assessment fee ..................         94,717           --             --            94,717
  Other ...........................................................        110,919         16,380         (5,905)        121,394

        Total deferred debits .....................................      1,756,414         16,380         (5,905)      1,766,889


TOTAL ASSETS ......................................................   $ 13,153,794   $  1,171,989   $   (856,093)   $ 13,469,690



                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable ...............................................   $    310,541    $     68,308   $    (51,534)   $    327,315
  Notes payable ..................................................         92,000          13,550           --           105,550
  Taxes accrued ..................................................        (14,627)         25,040         (9,440)            973
  Interest accrued ...............................................         64,192             398             (1)         64,589
  Current maturities of long-term debt ...........................        174,726          37,583           --           212,309
  Other ..........................................................        135,906          22,135         (5,808)        152,233

        Total current liabilities ................................        762,738         167,014        (66,783)        862,969


LONG-TERM DEBT ...................................................      3,389,267         148,847           --         3,538,114


ACCUMULATED DEFERRED INCOME TAXES ................................      2,341,676          39,488         (5,152)      2,376,012


DEFERRED CREDITS AND OTHER LIABILITIES
  Investment tax credit ..........................................        249,048           1,069           --           250,117
  DOE assessment fee .............................................         94,717            --             --            94,717
  Nuclear decommissioning costs externally funded ................        362,627            --             --           362,627
  Other ..........................................................        381,006          31,916           (503)        412,419

        Total deferred credits and other liabilities..............      1,087,398          32,985           (503)      1,119,880


PREFERRED AND PREFERENCE STOCK
  Without sinking fund requirements ..............................        450,000            --             --           450,000
  With sinking fund requirements .................................        234,000            --             --           234,000

        Total preferred and preference stock .....................        684,000            --             --           684,000


COMMON STOCKHOLDERS' EQUITY
  Common stock, no par ...........................................      1,896,141          10,568        (10,568)      1,896,141
  Additional paid in capital .....................................           --           429,272       (429,272)           --
  Retained earnings ..............................................      2,992,574         343,816       (343,816)      2,992,574
  Less treasury stock at cost, 10 shares .........................           --                 1             (1)           --

        Total common stockholders' equity ........................      4,888,715         783,655       (783,655)      4,888,715

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .......................   $ 13,153,794    $  1,171,989   $   (856,093)   $ 13,469,690



                                                                     Exhibit A-2


                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                    FOR TWELVE MONTHS ENDED DECEMBER 31, 1996
                             (Dollars in Thousands)
                                    (audited)




BALANCE - December 31, 1995 ...............................           $2,858,275
ADD - Net income ..........................................              729,966

            Total .........................................            3,588,241

DEDUCT
  Dividends
    Common stock ..........................................              423,064
    Preferred and preference stock ........................               44,245
  Capital stock transactions, net .........................              128,358

            Total deductions ..............................              595,667

BALANCE - December 31, 1996 ...............................           $2,992,574

                                                                     Exhibit A-3
                                                                     Page 1 of 2



                        NANTAHALA POWER AND LIGHT COMPANY
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (UNAUDITED)


Operating Revenues
  Electric revenues                                                $ 67,667,785

Operating Expenses
  Purchased power                                                    30,056,992
  Other operations                                                    7,790,338
  Maintenance                                                         5,820,698
  Depreciation                                                        4,872,792
  Taxes other than income                                             4,450,144
     Total Electric Expenses                                         52,990,964

Operating Income                                                     14,676,821

Interest Expense and Other Income
  Interest expense                                                   (4,933,402)
  AFUDC and other deferred returns                                      449,167
  Other, net                                                              3,577
     Total Other Income                                              (4,480,658)

Income Before Income Taxes                                           10,196,163

Income Taxes                                                          3,931,604

Net Income                                                            6,264,559

Retained Earnings-Beginning of Period                                54,758,231
Dividends paid                                                       (2,422,000)
Retained Earnings-End of Period                                    $ 58,600,790

                                                                     Exhibit A-3
                                                                     Page 2 of 2




                        NANTAHALA POWER AND LIGHT COMPANY
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1996
                                   (UNAUDITED)


Current Assets
  Cash                                                              $     88,017
  Receivables, net-customers                                          10,834,650
  Receivables-parent                                                      41,795
  Materials and supplies                                               2,897,356
  Prepayments                                                            305,155
     Total Current Assets                                             14,166,973

Property, Plant And Equipment
  Electric plant in service                                          201,865,349
  Less:  accumulated depreciation & amortization                      81,659,324
    Electric plant in service, net                                   120,206,025
  Construction work in progress                                       15,073,257
    Total Electric Plant, net                                        135,279,282

  Other property                                                       1,180,941
    Total Property, Plant and Equipment, Net                         136,460,223

Deferred Debits                                                       16,380,470

Total Assets                                                        $167,007,666



Current Liabilities
  Accounts payable-trade                                            $    512,095
  Accounts payable-parent                                              3,694,220
  Notes payable                                                        8,550,000
  Taxes accrued                                                          929,669
  Current portion of long-term debt                                      766,651
  Customer deposits                                                      441,821
  Deferred purchased power costs                                       1,306,115
  Other accrued liabilities                                            2,832,103
     Total Current Liabilities                                        19,032,674

Long-Term Debt                                                        67,605,235

Accumulated Deferred Income Tax                                        7,528,321

Deferred Credits And Other Liabilities
  Deferred investment tax credit                                       1,068,639
  Other                                                               10,552,599
     Total Deferred Credits                                           11,621,238

Stockholder's Equity
  Common Stock                                                           382,020
  Additional  Paid-In-Capital                                          2,237,388
  Retained Earnings                                                   58,600,790
    Total Stockholder's Equity                                        61,220,198


Total Liabilities and Stockholder's Equity                          $167,007,666

                                                                     Exhibit A-4
                                                                     Page 1 of 2


               FOREIGN UTILITY COMPANIES WHOLLY OWNED BY CLAIMANT
             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (UNAUDITED)



                                                             DUKE          DUKE              DUKE           DUKE
                                                            GUEMES       TRANSENER         HIDRONOR       IRIAN JAYA
Operating Revenues
  Income from operations of facilities                  $    815,050    $    570,863    $    464,352              $-
  Earnings of Powerco                                     (1,512,943)
  Earnings of Citelec                                                      1,904,049
  Earnings of Hidroneuquen                                                                (1,958,703)
  Earnings of PJP                                               --              --              --         4,595,620
     Total Revenues                                         (697,893)      2,474,912      (1,494,351)      4,595,620

Operating Expenses
  Administrative and other                                   723,079         265,177         201,691          69,586
  Reserve for Argentine Market Analysis                   10,000,000
  Depreciation and amortization                              173,809         140,395         185,974         206,628
  Other taxes                                                 28,610             820             652           4,923
     Total Expenses                                       10,925,498         406,392         388,317         281,137

Operating Income                                         (11,623,391)      2,068,520      (1,882,668)      4,314,483

Other Income, Net                                            393,842           1,179       1,177,121          18,972

Income Before Income Taxes                               (11,229,549)      2,069,699        (705,547)      4,333,455

Provision for Income Taxes
  Current                                                    (62,136)        189,991         544,078       2,586,144
  Deferred                                                (3,797,573)        223,942        (685,546)       (677,794)

Net Income (Loss)                                         (7,369,840)      1,655,766        (564,079)      2,425,105

Retained Earnings (Deficit) - Beginning of the Period     (1,620,056)        103,960       1,874,418         270,166
Dividends Paid to DEG                                           --          (400,000)       (784,000)       (750,000)
Retained Earnings (Deficit) - End of the Period         $ (8,989,896)   $  1,359,726    $    526,339    $  1,945,271

                                                                     Exhibit A-4
                                                                     Page 2 of 2


               FOREIGN UTILITY COMPANIES WHOLLY OWNED BY CLAIMANT
                           CONSOLIDATED BALANCE SHEETS
                             AS OF DECEMBER 31, 1996
                                   (UNAUDITED)





                                                        DUKE           DUKE              DUKE           DUKE
                                                       GUEMES        TRANSENER         HIDRONOR       IRIAN JAYA
Current Assets
  Cash                                              $    107,522    $    647,613    $    356,911    $     98,692
  Accounts receivable-affiliate                          443,523         402,737          92,735          16,638
  Interest receivable                                    103,336
  Other current assets                                   442,000            --              --              --
     Total Current Assets                              1,096,381       1,050,350         449,646         115,330

Investments And Other
  Investment in Powerco                                5,853,064
  Investment in Citelec                                               18,570,885
  Investment in Hidroneuquen                                                          46,819,893
  Investment in PJP                                                                                   16,644,974
  Notes receivable                                     2,900,000
  Other deferred costs                                   316,828         245,692         418,442         607,867
     Total Investments And Other                       9,069,892      18,816,577      47,238,335      17,252,841

Total Assets                                        $ 10,166,273    $ 19,866,927    $ 47,687,981    $ 17,368,171


Current Liabilities
  Accounts payable-affiliate                        $    303,429    $         20    $     34,120            --
  Taxes accrued                                           13,167         510,353         (67,212)        896,959
  Other                                                   19,000            --              --              --
     Total Current Liabilities                           335,596         510,373         (33,092)        896,959

Deferred Credits And Other Liabilities
  Accumulated Deferred Income Taxes                   (4,642,417)       (163,628)        270,718      (1,114,664)
  Minority Interest in Consolidated Joint Venture        121,990            --              --              --
     Total Deferred Credits And Other Liabilities     (4,520,427)       (163,628)        270,718      (1,114,664)

Stockholder's Equity
  Common Stock- no par                                     1,000           1,000           1,000           1,000
  Additional Paid-In-Capital                          23,340,000      18,159,456      46,923,016      15,639,605
  Retained Earnings (Deficit)                         (8,989,896)      1,359,726         526,339       1,945,271
     Total Stockholder's Equity                       14,351,104      19,520,182      47,450,355      17,585,876

Total Liabilities and Stockholder's Equity          $ 10,166,273    $ 19,866,927    $ 47,687,981     $17,368,171

                                                                     Exhibit A-5
                                                                     Page 1 of 1


                               DUKE POWER COMPANY
            CAPITALIZATION AND EARNINGS OF FORIEGN UTILITY COMPANIES
                   AS OF AND FOR YEAR ENDED DECEMBER 31, 1996
                                    ( US $ )
                                   (UNAUDITED)




CAPITALIZATION:
                               Amount

Guemes
     Shareholders' Equity   $  51,658,215
     Long-term Debt            60,680,000

     Total Capitalization   $ 112,338,215



Transener
     Shareholders' Equity   $ 322,857,456
     Short-term Debt           13,497,176
     Long-term Debt            89,654,054

     Total Capitalization   $ 426,008,686



Piedra del Aguila
     Shareholders' Equity   $ 458,979,277
     Short-term Debt           54,828,320
     Long-term Debt           396,614,286

     Total Capitalization   $ 910,421,883



PJP
     Shareholders' Equity   $  55,908,350
     Long-term Debt           151,271,248

     Total Capitalization   $ 207,179,598



NPS
     Shareholders' Equity   $     724,058
     Long-term Debt                  --

     Total Capitalization   $     724,058



 EARNINGS:

     Guemes                 $  (2,217,850)


     Transener              $  31,609,338


     Piedra del Aguila      $ (19,518,280)


     PJP                    $  15,318,734


     NPS                    $     258,674

                                                                       EXHIBIT B



                             FINANCIAL DATA SCHEDULE
                   Duke Power Company Consolidated Information
                             (Dollars in Thousands)





Total Assets                                                         $13,469,690
Total Operating Revenues                                             $ 4,757,974
 Net Income                                                          $   729,966

                                                                       EXHIBIT C



         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.


Exhibit C-1    Chart showing relationship of Guemes to associate
               companies in the holding-company system.

Exhibit C-2    Chart showing relationship of Transener to associate
               companies in the holding company system.

Exhibit C-3    Chart showing relationship of Piedra del Aguila to associate companies in the holding-company system.

Exhibit C-4    Chart showing relationship of PJP to associate companies in the holding-company system.

                                                                     EXHIBIT C-1

                                     GUEMES



                                    Claimant




                                  Church Street




                                       DEG




                                   Duke Guemes                 Duke Guemes
                                                             Operating Corp.
                                                   51%

                                           25%
                                                                 Powerco
                                                              Services S.A.
                                  Powerco S.A.




                                           60%


                                     Guemes



                 Ownership is 100% unless otherwise specified.

                                                                     EXHIBIT C-2

                                    TRANSENER



                                    Claimant




                                  Church Street




                                       DEG




                                 Duke Transener

                                                            Duke Transener
                                           15%              Operating Corp.


                                     Citelec



                                            65%


                                    Transener



                 Ownership is 100% unless otherwise specified.

                                                                     EXHIBIT C-3

                                PIEDRA DEL AGUILA



                                    Claimant




                                  Church Street



                                       DEG




                                  Duke Hidronor

                                                           Duke Hidronor
                                                          Operating Corp.


                                  Duke Hidronor
                                 (Caymans) Ltd.


                                               16.54%

                                Hidroneuquen S.A.



                                           59%


                                Piedra del Aguila



                  Ownership is 100% unless otherwise specified.

                                                                     EXHIBIT C-4

                                       PJP



                                    Claimant



                                                                  Duke Coal
                                  Church Street                Project Services
                                                                  Group, Inc.




                                       DEG
                                                             Duke Coal Project
                                                          Services Pacific, Inc.


                              Duke Irian Jaya                          40%



                                          30%                       NPS


                                       PJP




                 Ownership is 100% unless otherwise specified.

                                                                       EXHIBIT D





         Map showing principal generating plants, transmission lines, and distribution facilities of Claimant and NP&L. Reference is made to Exhibit C of the Claimant's Form U-3A-2, File Number 69-351, for the year ended December 31, 1993, filed under cover of Form SE on February 25, 1994. Such exhibit is hereby incorporated herein by reference.